UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 7 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

HUTCHINSON TECHNOLOGY INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.25% Convertible Subordinated Notes due 2026

8.50% Convertible Senior Notes due 2026

(Title of Class of Securities)

448407AF3

448407AG1

(CUSIP Number of Class of Securities)

David P. Radloff

Vice President and Chief Financial Officer

Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

Telephone (320) 587-3797

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David M. Vander Haar, Esq.

Peggy Steif Abram, Esq.

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Phone: (612) 766-7000

Fax: (612) 766-1600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee:**
$95,284,000	$8,298.52

*	The transaction valuation is $95,284,000 (the sum of the maximum aggregate principal amount of New Notes (as defined below) to be exchanged for Outstanding 3.25% Notes (as defined below) ($68,618,000) and the maximum aggregate principal amount of Outstanding 8.50% Notes (as defined below) to be purchased ($26,666,000). The Company is also offering to purchase up to $34,685,000 aggregate principal amount of Outstanding 3.25% Notes, which is not reflected separately in the transaction valuation because the $68,618,000 aggregate principal amount of New Notes included in the transaction valuation assumes that all Outstanding 3.25% Notes outstanding have been tendered for exchange and none have been tendered for purchase.

**	The filing fee was estimated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and is based on the sum of the book values of the Outstanding 3.25% Notes ($72,243,000). The filing fee has been offset as provided in Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, by the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,298.52

Form or Registration No.: Form S-1 (File No. 333-179384)

Filing Party: Hutchinson Technology Incorporated

Date Filed: February 6, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

INTRODUCTORY STATEMENT

This Amendment No. 6 to Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Hutchinson Technology Incorporated, a Minnesota corporation (the “Company”), relates to Offers (as defined below) upon the terms and subject to the conditions described in the prospectus and offer to purchase dated March 27, 2012 (as it was supplemented on March 28, 2012 and may be further supplemented from time to time, the “Prospectus”) and set forth in the related letters of transmittal. More specifically, the Company:

(1) offered to exchange any and all of its outstanding 3.25% Convertible Subordinated Notes due 2026 (the “Outstanding 3.25% Notes”) held by holders for a new series of 8.50% Senior Secured Second Lien Notes due 2017 (the “New Notes”), in an amount equal to $900 principal amount of New Notes for each $1,000 principal amount of Outstanding 3.25% Notes exchanged (the “Exchange Option”),

(2) offered to purchase for cash up to $34,685,000 aggregate principal amount of its Outstanding 3.25% Notes held by holders, in an amount equal to $800 in cash for each $1,000 principal amount of Outstanding 3.25% Notes tendered (the “Tender Option” and, together with the Exchange Option, the “3.25% Tender/Exchange Offer”), and

(3) is offering to purchase for cash up to $26,666,000 aggregate principal amount of its 8.50% Convertible Senior Notes due 2026 (the “Outstanding 8.50% Notes”) held by holders, in an amount equal to $750 in cash for each $1,000 principal amount of Outstanding 8.50% Notes tendered (the “Outstanding 8.50% Notes Tender Offer” and, together with the 3.25% Tender/Exchange Offer, the “Offers”).

The Prospectus forms a part of the Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-179384) filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 23, 2012 (the “Registration Statement”), relating to the New Notes that will be issued in connection with the 3.25% Tender/Exchange Offer. The Prospectus and the related letters of transmittal are filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) hereto, respectively, and are incorporated by reference herein to the extent provided herein. The Supplement to Offer to Purchase, dated March 28, 2012, is filed as Exhibit (a)(1)(xii) hereto and is incorporated by reference herein to the extent provided herein. The Outstanding 8.50% Notes Tender Offer is subject to the conditions discussed in the Prospectus under “Questions and Answers About the Offers—What are the conditions to the 3.25% Tender/Exchange Offer and the Outstanding 8.50% Notes Tender Offer?,” “Summary of the Offers—The Outstanding 8.50% Notes Tender Offer—Conditions to the Outstanding 8.50% Notes Tender Offer” and “The Offers—Conditions to the Offers.” The Offers commenced on February 6, 2012. The 3.25% Tender/Exchange Offer expired at 9:00 a.m., New York City time, on March 28, 2012. The Outstanding 8.50% Notes Tender Offer will expire at 9:00 a.m., New York City time, on April 12, 2012, unless terminated earlier or extended by the Company.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. To the extent noted, information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information in the Prospectus under the headings “Questions and Answers About the Offers” and “Summary of the Offers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Hutchinson Technology Incorporated. The address of the Company’s principal executive offices is 40 West Highland Park Drive NE, Hutchinson, Minnesota 55350, and the Company’s telephone number is (320) 587-3797.

(b) Securities. The subject classes of securities are the Company’s 3.25% Convertible Subordinated Notes due 2026, defined herein as the Outstanding 3.25% Notes, and the Company’s 8.50% Convertible Senior Notes due 2026, defined herein as the Outstanding 8.50% Notes. As of the date hereof, there is $76,243,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2026 outstanding and $85,170,000 aggregate principal amount of 8.50% Convertible Senior Notes due 2026 outstanding.

(c) Trading Market and Price. There is no established trading market for the Outstanding 3.25% Notes and the Outstanding 8.50% Notes.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The information set forth in response to Item 2(a) above is incorporated herein by reference in response to this Item.

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers as of the date hereof. The address and telephone number of each director and executive officer is c/o Hutchinson Technology Incorporated, 40 West Highland Park Drive NE, Hutchinson, Minnesota 55350, (320) 587-3797.

Name	Position
Jeffrey W. Green	Chairman of the Board of Directors and Director
Wayne M. Fortun	President, Chief Executive Officer and Director
Martha Goldberg Aronson	Director
Mark A. Augusti	Director
Russell Huffer	Director
William T. Monahan	Director
Frank P. Russomanno	Director
Philip E. Soran	Director
Thomas R. VerHage	Director
Connie L. Pautz	Vice President of Human Resources & Corporate Communications
Richard J. Penn	Senior Vice President and President of the Disk Drive Components Division
David P. Radloff	Vice President and Chief Financial Officer
R. Scott Schaefer	Vice President and Chief Technology Officer

Item 4.	Terms of the Transaction.

(a) Material Terms. The information in the Prospectus under the headings “Questions and Answers About the Offers,” “Summary of the Offers,” “The Offers,” “Description of the New Notes” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference. The 3.25% Tender/Exchange Offer expired at 9:00 a.m., New York City time, on March 28, 2012. The Company announced the results of the 3.25% Tender/Exchange Offer on March 28, 2012. The full text of the Company’s press release relating to the announcement of the expiration and results of the 3.25% Tender/Exchange Offer is filed as Exhibit (a)(1)(xi) hereto and is incorporated herein by reference.

The information about the Outstanding 8.50% Notes Tender Offer contained in the Supplement to Offer to Purchase, dated March 28, 2012 (filed as Exhibit (a)(1)(xii) hereto) is incorporated herein by reference.

(b) Purchases. None of the Company’s officers, directors or affiliates own any of the Outstanding 3.25% Notes or Outstanding 8.50% Notes and, therefore, no Outstanding 3.25% Notes or Outstanding 8.50% Notes will be purchased from any officer, director or affiliate of the Company in connection with the Offers.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Outstanding 3.25% Notes and the Outstanding 8.50% Notes:

(i)	Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC, dated January 10, 2011.

(ii)	Amendment to Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC, dated January 25, 2011.

(iii)	Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC, dated May 6, 2011.

(iv)	Amended and Restated Dealer Manager Agreement between Hutchinson Technology Incorporated and Houlihan Lokey Capital, Inc., dated March 22, 2012.

(v)	Indenture, dated as of January 25, 2006, between the Company and LaSalle Bank National Association, as Trustee, and Instrument of Resignation, Appointment and Acceptance, dated as of October 29, 2008, by and among the Company, LaSalle Bank National Association, as prior trustee, and Wells Fargo Bank, National Association, as successor trustee.

(vi)	8.50% Convertible Senior Notes due 2026 Indenture, dated as of February 11, 2011, between the Company and Wells Fargo Bank, National Association, as Trustee.

(vii)	8.50% Convertible Senior Notes Due 2026.

(viii)	First Supplemental Indenture, dated as of June 17, 2011, to 8.50% Convertible Senior Notes due 2026 Indenture, dated as of February 11, 2011, between the Company and Wells Fargo Bank, National Association, as Trustee.

(ix)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Liberty Harbor Distressed Credit Opportunities Fund, L.P.

(x)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Goldman Sachs Convertible Opportunities Master Fund, L.P.

(xi)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Liberty Harbor Master Fund I, L.P.

(xii)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Goldman Sachs Palmetto State Credit Fund, L.P.

(xiii)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Goldman Sachs TC Master Partnership, L.P.

(xiv)	Support Agreement, dated January 12, 2012, between the Company and Nakota Management LP

(xv)	Support Agreement, dated January 12, 2012, between the Company and Silver Lake Credit Fund, L.P. (Tender)

(xvi)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Silver Lake Credit Fund, L.P. (Exchange and Fund)

(xvii)	Support Agreement, dated January 12, 2012, between the Company and Palisade Capital Management, L.L.C.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Common Stock:

(xviii)	Amended and Restated Articles of Incorporation of the Company.

(xix)	Restated By-Laws of the Company, as amended December 3, 2008.

(xx)	Rights Agreement, dated as of July 29, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent.

(xxi)	Amendment No. 1 to Rights Agreement, dated as of May 6, 2011, between the Company and Wells Fargo Bank, N.A., as Rights Agent.

(xxii)	Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(xxiii)	Form of Non-Statutory Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(xxiv)	Form of Incentive Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(xxv)	Form of Non-Statutory Stock Option Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(xxvi)	Form of Restricted Stock Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan.

(xxvii)	Non-Employee Directors Equity Plan.

(xxviii)	Employee Stock Purchase Plan (As Amended and Restated January 20, 2011).

(xxix)	2011 Equity Incentive Plan.

(xxx)	Form of Director Stock Option Agreement under the Company’s 2011 Equity Incentive Plan.

(xxxi)	Form of Employee Non-Statutory Stock Option Agreement under the Company’s 2011 Equity Incentive Plan.

(xxxii)	Form of Employee Incentive Stock Option Agreement under the Company’s 2011 Equity Incentive Plan.

(xxxiii)	Form of Employee Restricted Stock Unit Award Agreement under the Company’s 2011 Equity Incentive Plan.

(xxxiv)	Form of Senior Management Restricted Stock Unit Award Agreement under the Company’s 2011 Equity Incentive Plan.

(xxxv)	Revolving Credit and Security Agreement, between PNC Bank, National Association and the Company and Borrowers, dated September 16, 2011.

(xxxvi)	Consent and Amendment No. 1 to Revolving Credit and Security Agreement, between PNC Bank, National Association, as agent and lender, and the Company, dated February 6, 2012.

(xxxvii)	Second Amendment to Rights Agreement, dated as of February 24, 2012, between the Company and Wells Fargo Bank, N.A., as Rights Agent

(xxxviii)	Amendment No. 3 to Rights Agreement, dated as of March 27, 2012, between the Company and Wells Fargo Bank, N.A., as Rights Agent

(xxxix)	Amendment to Consent and Amendment No. 1 to Revolving Credit and Security Agreement, between PNC Bank, National Association, as agent and lender, and the Company, dated March 28, 2012.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the 8.50% Senior Secured Second Lien Notes due 2017 and warrants to purchase Common Stock:

(xl)	8.50% Senior Secured Second Lien Note Indenture, dated as of March 30, 2012, between the Company and Wells Fargo Bank, National Association, as Trustee

(xli)	Intercreditor Agreement, dated as of March 30, 2012, by and between PNC Bank, National Association and Wells Fargo Bank, National Association

(xlii)	Registration Rights Agreement, dated as of March 28, 2012, by and among the Company and the Buyers named therein

(xliii)	Securities Purchase Agreement, dated as of March 28, 2012, by and among the Company and the Buyers named therein

In addition to the agreements listed above, the information in the Prospectus under the headings “Security Ownership of Principal Shareholders and Management,” “Compensation of Executive Officers—Director Compensation,” “Compensation of Executive Officers—Compensation Discussion and Analysis,” “Compensation of Executive Officers—Summary Compensation Table,” “Compensation of Executive Officers—Grants of Plan-Based Awards,” “Compensation of Executive Officers—Outstanding Equity Awards” and “Compensation of Executive Officers—Potential Payments Upon Termination or Change in Control” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Prospectus under the headings “Questions and Answers About the Offers—Why are you making the Offers?,” “Summary of the Offers—The 3.25% Tender/Exchange Offer—Purpose of the 3.25% Tender/Exchange Offer,” “Summary of the Offers—The Outstanding 8.50% Notes Tender Offer—Purpose of the Outstanding 8.50% Notes Tender Offer” and “The Offers—Reasons for the Offers” is incorporated herein by reference.

(b) Use of Securities Acquired. The Company will retire and cancel the Outstanding 3.25% Notes and Outstanding 8.50% Notes exchanged and tendered in the Offers.

(c) Plans. None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information in the Prospectus under the headings “Questions and Answers About the Offers—How will the Company fund the purchase of Outstanding 3.25% Notes and Outstanding 8.50% Notes?,” “Summary of the Offers—The 3.25% Tender/Exchange Offer—Source of Funds for the Tender Option,” “Summary of the Offers—The Outstanding 8.50% Notes Tender Offer—Source of Funds” and “The Offers—Source of Funds” is incorporated herein by reference. The information about the Outstanding 8.50% Notes Tender Offer contained in the Supplement to Offer to Purchase, dated March 28, 2012 (filed as Exhibit (a)(1)(xii) hereto) is incorporated herein by reference.

(b) Conditions. The information in the Prospectus under the headings “Questions and Answers About the Offers—How will the Company fund the purchase of Outstanding 3.25% Notes and Outstanding 8.50% Notes?,” “Summary of the Offers—The 3.25% Tender/Exchange Offer—Source of Funds for the Tender Option,” “Summary of the Offers—The Outstanding 8.50% Notes Tender Offer—Source of Funds” and “The Offers—Source of Funds” is incorporated herein by reference. The information about the Outstanding 8.50% Notes Tender Offer contained in the Supplement to Offer to Purchase, dated March 28, 2012 (filed as Exhibit (a)(1)(xii) hereto) is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the knowledge of the Company, after making reasonable inquiry, no Outstanding 3.25% Notes or Outstanding 8.50% Notes are beneficially owned by any person whose ownership would be required to be disclosed by this Item.

(b) Securities Transactions. To the knowledge of the Company, after making reasonable inquiry, during the 60 days preceding the date of this Schedule TO, none of the Company, its subsidiaries, its affiliates or the executive officers or directors of the Company or any of its subsidiaries has engaged in any transactions in the Outstanding 3.25% Notes or Outstanding 8.50% Notes.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Prospectus under the headings “Questions and Answers About the Offers—Are you making a recommendation regarding whether I should participate in the Offers?”, “Summary of the Offers—The 3.25% Tender/Exchange Offer—Deciding Whether to Participate”, “Summary of the Offers—The Outstanding 8.50% Notes Tender Offer—Deciding Whether to Participate”, “The Offers—Deciding Whether to Participate” and “Dealer Manager, Exchange Agent, Information Agent and Subscription Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

(1)	The information in the Prospectus under the heading “Audited Financial Statements” is incorporated herein by reference.

(2)	The information in the Prospectus under the heading “Unaudited Financial Statements” is incorporated herein by reference.

(3)	The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(4)	The shareholders’ equity (book value) per share of the Common Stock as of December 25, 2011 was $8.28.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The only regulatory requirements that must be met are those imposed by applicable securities laws.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c) Other Material Information. None.

Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2012	HUTCHINSON TECHNOLOGY INCORPORATED

	By:	/s/ David P. Radloff
David P. Radloff
Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Prospectus, dated March 27, 2012 (incorporated by reference as filed with the SEC on March 28, 2012 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).

(a)(1)(ii)	3.25% Notes Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed with the SEC on March 21, 2012; File No. 333-179384).

(a)(1)(iii)	8.50% Notes Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed with the SEC on March 21, 2012; File No. 333-179384).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed with the SEC on March 21, 2012; File No. 333-179384).

(a)(1)(v)	Letter to Clients (incorporated by reference to Exhibit 99.5 to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed with the SEC on March 21, 2012; File No. 333-179384).

(a)(1)(vi)	Press Release, dated February 6, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on February 6, 2012 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended; File No. 1-34838).

(a)(1)(vii)	Press Release, dated January 13, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 13, 2012 pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended, and deemed filed pursuant to 13e-4(c) under the Securities Exchange Act of 1934, as amended; File No. 1-34838).

(a)(1)(viii)	Press Release, dated March 6, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on March 6, 2012 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended; File No. 1-34838).

(a)(1)(ix)	Press Release, dated March 12, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on March 12, 2012 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended; File No. 1-34838).

(a)(1)(x)	Press Release, dated March 20, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on March 20, 2012 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended; File No. 1-34838).

(a)(1)(xi)	Press Release, dated March 28, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on From 8-K, as filed with the SEC on March 28, 2012 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(xii)	Supplement to Offer to Purchase, dated March 28, 2012.

(b)	Not applicable.

(d)(i)	Dealer Manager Agreement, dated January 10, 2011, between the Company and Citadel Securities, LLC (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on January 10, 2011; File No. 333-171614).

(d)(ii)	Amendment to Dealer Manager Agreement, dated January 25, 2011, between the Company and Citadel Securities, LLC (incorporated by reference to Exhibit 1.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on January 26, 2011; File No. 333-171614).

(d)(iii)	Amended and Restated Dealer Manager Agreement, dated March 22, 2012, between the Company and Houlihan Lokey Capital, Inc. (incorporated by reference to Exhibit 1.1 to the Company’s Amendment No. 4 to Registration Statement on Form S-1, filed with the SEC on March 23, 2012; File No. 333-179384).

(d)(iv)	Indenture dated as of January 26, 2006 between the Company and LaSalle Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 26, 2006; File No. 0-14709), and Instrument of Resignation, Appointment and Acceptance dated as of October 29, 2008 by and among the Company, LaSalle Bank National Association, as prior trustee, and Wells Fargo Bank, National Association, as successor trustee.

(d)(v)	8.50% Convertible Senior Notes due 2026 Indenture, dated as of February 11, 2011, between the Company and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed February 11, 2011; File No. 1-34838).

(d)(vi)	8.50% Convertible Senior Notes Due 2026 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed February 11, 2011; File No. 1-34838).

(d)(vii)	First Supplemental Indenture, dated as of June 17, 2011, to 8.50% Convertible Senior Notes due 2026 Indenture, dated as of February 11, 2011, between the Company and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to exhibit 4.8 to the Company’s Amendment No. 3 to Registration Statement on Form S-4 filed June 17, 2011; File No. 333-173970).

(d)(viii)	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2002; File No. 0-14709).

(d)(ix)	Restated Bylaws of the Company, as amended December 3, 2008 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 9, 2008; File No. 0-14709).

(d)(x)	Rights Agreement, dated as of July 29, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, dated July 30, 2010; File No. 1-34838).

(d)(xi)	Amendment No. 1 to Rights Agreement, dated as of May 6, 2011, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 6, 2011; File No. 1-34838).

(d)(xii)	Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xiii)	Form of Non-Statutory Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xiv)	Form of Incentive Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xv)	Form of Non-Statutory Stock Option Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xvi)	Form of Restricted Stock Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 7, 2004; File No. 0-14709).

(d)(xvii)	Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 filed December 17, 2009; File No. 0-14709).

(d)(xviii)	Employee Stock Purchase Plan (As Amended and Restated January 20, 2011) (incorporated by reference to Appendix B to Definitive Proxy Statement on Schedule 14A filed December 10, 2010; File No. 1-34838).

(d)(xix)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838).

(d)(xx)	Form of Director Stock Option Agreement under the Company’s 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838)

(d)(xxi)	HTI Severance Pay Plan (As Amended and Restated March 8, 2011) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2011; File No. 1-34838).

(d)(xxii)	Form of Severance and Change in Control Agreement for Senior Executives (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed October 14, 2010; File No. 1-34838).

(d)(xxiii)	Form of Employee Non-Statutory Stock Option Agreement under the Company’s 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 25, 2011; File No. 1-34838).

(d)(xxiv)	Form of Employee Incentive Stock Option Agreement under the Company’s 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 25, 2011; File No. 1-34838).

(d)(xxv)	Form of Employee Restricted Stock Unit Award Agreement under the Company’s 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 25, 2011; File No. 1-34838).

(d)(xxvi)	Form of Senior Management Restricted Stock Unit Award Agreement under the Company’s 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 25, 2011; File No. 1-34838).

(d)(xxvii)	Revolving Credit and Security Agreement, between PNC Bank, National Association and the Company and Borrowers, dated September 16, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 21, 2011; File No. 1-34838).

(d)(xxviii)	Consent and Amendment No. 1 to Revolving Credit and Security Agreement, between PNC Bank, National Association, as agent and lender, dated February 6, 2012 (incorporated by reference to Exhibit 4.14 to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on February 24, 2012; File No. 333-179384)

(d)(xxix)	Second Amendment to Rights Agreement between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 3 to the Company’s Registration Statement on Form 8-A/A, dated February 24, 2012).

(d)(xxx)	Third Amendment to Rights Agreement between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form 8-A/A, dated March 27, 2012).

(d)(xxxi)	Amendment to Consent and Amendment No. 1 to Revolving Credit and Security Agreement, between PNC Bank, National Association, as agent and lender, and the Company dated March 28, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 2, 2012; File No. 1-34838).

(d)(xxxii)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Liberty Harbor Distressed Credit Opportunities Fund, L.P. (incorporated by reference to Exhibit 10.3 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 12, 2012; File No. 333-179384).

(d)(xxxiii)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Goldman Sachs Convertible Opportunities Master Fund, L.P. (incorporated by reference to Exhibit 10.4 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 12, 2012; File No. 333-179384).

(d)(xxxiv)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Liberty Harbor Master Fund I, L.P. (incorporated by reference to Exhibit 10.5 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 12, 2012; File No. 333-179384).

(d)(xxxv)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Goldman Sachs Palmetto State Credit Fund, L.P. (incorporated by reference to Exhibit 10.6 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 12, 2012; File No. 333-179384).

(d)(xxxvi)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Goldman Sachs TC Master Partnership, L.P. (incorporated by reference to Exhibit 10.7 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 12, 2012; File No. 333-179384).

(d)(xxxvii)	Support Agreement, dated January 12, 2012, between the Company and Nakota Management LP (incorporated by reference to Exhibit 10.8 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 12, 2012; File No. 333-179384).

(d)(xxxviii)	Support Agreement, dated January 12, 2012, between the Company and Silver Lake Credit Fund, L.P. (Tender) (incorporated by reference to Exhibit 10.9 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 12, 2012; File No. 333-179384).

(d)(xxxix)	Amended and Restated Support Agreement, dated March 9, 2012, between the Company and Silver Lake Credit Fund, L.P. (Exchange and Fund) (incorporated by reference to Exhibit 10.10 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 12, 2012; File No. 333-179384).

(d)(xl)	Support Agreement, dated January 12, 2012, between the Company and Palisade Capital Management, L.L.C. (incorporated by reference to Exhibit 10.11 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 12, 2012; File No. 333-179384).

(d)(xli)	8.50% Senior Secured Second Lien Note Indenture, dated as of March 30, 2012, between the Company and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed April 2, 2012; File No. 1-34838)

(d)(xlii)	Intercreditor Agreement, dated as of March 30, 2012, by and between PNC Bank, National Association and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed April 2, 2012; File No. 1-34838)

(d)(xliii)	Registration Rights Agreement, dated as of March 28, 2012, by and among the Company and the Buyers named therein (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed April 2, 2012; File No. 1-34838)

(d)(xliv)	Securities Purchase Agreement, dated as of March 28, 2012, by and among the Company and the Buyers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 2, 2012; File No. 1-34838)

(g)	Not applicable.

(h)	Not applicable.